NEWS RELEASE

Alderon Intersects 29% Iron Over 227 Meters at North Rose

May 11th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce assay results from the 2011 winter program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  These results are from North Rose and are all outside of the currently defined National Instrument (“NI”) 43-101 resource estimate.  Highlights include:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-11-100B	31.8	120.3	88.5	31.8

K-11-107	48.0	162.0	114.0	25.8
Including	48.0	81.0	33.0	31.1
and	93.0	134.4	41.4	32.9

K-11-109	103.0	225.0	122.0	29.0

K-11-110	56.0	283.2	227.2	28.6
including	222.0	283.2	61.2	32.9

“It’s great to see North Rose developing with such positive results and we are excited to have this new zone included in the updated resource estimate later this year,” says Mark Morabito, President and CEO of Alderon.

The North Rose Zone is located northwest of Rose Central, which has a currently defined NI 43-101 indicated resource of 376.1 million tonnes at 29.8% iron and an additional inferred resource of 46.0 million tonnes at 29.8% iron (refer to News Release dated April 5, 2011 for further details).  This new North Rose Zone will be part of the updated NI 43-101 resource estimate expected at the end of Q3 2011.  The goal for the updated resource is to delineate 800 million to 1 billion tonnes at a grade between 28-32% iron ore.  The potential increase in tonnage and the grade are conceptual in nature, there has been insufficient exploration to define a larger mineral resource and it is uncertain if further exploration will delineate a larger mineral resource. These updated resource figures are reported as exploration targets based on the presence of step-out mineralized drill holes, known mineralized zones open along strike and geophysically anomalous areas from data received by Alderon.

Complete assay highlights with drill plan maps and sections are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 85% and 92% of the core interval as reported.  All samples were prepared from sawn NQ-sized half-core sections on site in Labrador.  Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101. Mr. Lyons has reviewed and is responsible for the technical information contained in this news release. Mr. Lyons has verified the data disclosed in this news release, including sampling, analytical and test data underlying the information disclosed in this news release. Mr. Lyons has verified that the results were accurate from the official assay certificates provided to Alderon.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the timing and size of an increased resource estimate and future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.